Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

December 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated December 5, 2012, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: December 5, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

The Hague – December 5, 2012

Aegon to highlight U.S. business growth during annual investor day in New York

CEO Alex Wynaendts will highlight Aegon’s progress in delivering on its strategic priorities during the company’s annual investor day in New York, December 5, 2012 beginning at 8:45 am EST/14:45 CET. Aegon Americas CEO Mark Mullin will detail actions underway in Aegon’s largest market, the US, to capture opportunities in the life insurance, investments and retirement markets while delivering sustainable, profitable growth, consistent with Aegon’s strict risk-return requirements.

The main focus of the conference will be the progress of Aegon’s three strategic business units in the United States; Life & Protection, Individual Savings & Retirement and Employer Solutions & Pensions. Aegon’s operations in the US – which now all operate under the Transamerica brand – are pursuing growth by focusing on the core markets of life and supplemental health insurance, pensions and at-retirement solutions. The leadership teams of each unit will highlight the significant opportunities they have identified and the steps they are taking to capture further growth through product innovation, expanding distribution and differentiated customer service. A key element of Aegon’s strategy is to get closer to its customers by utilizing technology and investing in innovative capabilities to address customer needs at every stage of the life cycle.

Mr. Wynaendts, Mr. Mullin and the senior management from Aegon’s three U.S. business units will host a series of small group meetings, providing analysts and investors the opportunity to address specific topics relative to the company’s product lines, operations, and market ambitions.

The conference presentations will be available on Aegon’s corporate website at 8:30 am EST/14:30 CET at aegon.com. The presentations will be webcast live also on the website beginning at 8:45 am EST/14:45 CET.

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

DISCLAIMER

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ABOUT AEGON

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 25,000 people and have nearly 47 million customers across the globe. Further information: aegon.com.